SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period September 22, 2006 to September 25, 2006
PENGROWTH ENERGY TRUST
2900, 240 — 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐ Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐ No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):______]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release confirming cash distribution for October 15, 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
September 25, 2006	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: (PGF.UN) — TSX; (PGH) — NYSE
PENGROWTH ENERGY TRUST CONFIRMS CASH DISTRIBUTION FOR OCTOBER 15, 2006
(Calgary, September 22, 2006) /CCN Matthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, today confirmed its October 15, 2006 cash distribution will be Cdn $0.25 per trust unit. The distribution is net of amounts withheld to finance capital expenditures. The ex-distribution date is September 27, 2006. The distribution will be payable to all Pengrowth unitholders who hold trust units on the record date of September 29, 2006.
The distribution of Cdn $0.25 per trust unit is equivalent to approximately U.S. $0.22 per trust unit using a U.S./Canadian dollar exchange ratio of 1.1280. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of August, 2006. Cash distributions paid over the past 12 months now total Cdn $2.98 per trust unit or approximately U.S. $2.59 per trust unit.
PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191